Filed by American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

This filing relates to the proposed merger of American Realty Capital Global Trust II, Inc. (“Global II”) and Global Net Lease, Inc. (“GNL”). The following is the script of a webcast to be broadcast on November 18, 2016 and November 22, 2016.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

Global II Webinar Script

Operator

Good morning/afternoon/evening. All participants will be in listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by Zero.

After today’s presentation, there will be an opportunity to ask questions. Please note, this event is being recorded. Also note that certain statements and assumptions in this earnings call which are not historical facts will be forward-looking and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward looking statements are subject to certain assumptions and risks factors which could cause the Company’s actual results to differ materially from these forward-looking statements. The risk factors that could cause these differences are more fully discussed in our filings with the SEC.

In addition, the forward-looking statements included in this conference call are only made as of the date of this call and, as stated in our SEC reports, the Company disclaims any intent or obligation to update or revise these forward-looking statements, except as expressly required by law.

Finally, all references to per share earnings including Funds from Operations, Core-Funds from Operations, and Adjusted Funds from Operations are on a basic and diluted weighted average share basis.

I would now like to turn the conference over to Scott Bowman, President and Chief Executive Officer of American Realty Capital Global Trust II. Please go ahead.

Scott Bowman

Thank you operator. Welcome everyone and thank you for taking the time to join us to discuss the proposed merger between Global Net Lease, or GNL, and American Realty Capital Global Trust II, or Global ll. Note that in today’s call, we will discuss the transaction and its key benefits, and you can find more detailed information on the transaction in our filed investor presentation.

On page 2 you will see a brief history of Global II. We broke escrow in October 2014 and closed our initial public offering in August of 2016. From December 2014 through June 2016 we assembled a portfolio of $620 million.

As we announced on August 8, 2016, GNL has proposed to acquire Global II in an all-stock transaction with a fixed exchange ratio of 2.27 shares of GNL for each share owned by shareholders of Global II. The merger will create a premier global single-tenant net lease REIT. Since inception, Global II raised $308 million, building a high quality real estate portfolio of 16 assets with a purchase price of approximately $619 million. Upon completion of this transaction, Global II shareholders will benefit by owning shares of a company with an enterprise value of nearly $3.0 billion, which is inclusive of stock based on the market price of GNL common stock on November 7, 2016 plus debt, less cash on the balance sheet. We are targeting the close of this transaction by the end of Q4 2016.

Let’s take a few minutes to review the merger benefits for Global II shareholders on page 3. As previously mentioned, the merger with GNL allows Global II shareholders to own an interest in a larger company of nearly $3 billion in enterprise value with a more diversified real estate portfolio and a stronger balance sheet. It also creates immediate liquidity for shareholders as the shares received in GNL are liquid and freely tradable on the New York Stock Exchange after the closing of the merger.

The investment strategy of the combined company will be consistent with the Global II strategy; to acquire high quality assets leased to largely investment grade tenants on long duration leases in the U.S. and Europe. Shareholders will also benefit from the increase in the average remaining lease term from 8.5 years to 10.4 years post merger. The merger significantly diversifies the portfolio owned by Global II shareholders to roughly 50% US and 50% European properties.

The combined company’s strong balance sheet, as well as lower total cost of debt than Global II before the merger, coupled with the availability of cash and increased liquidity is expected to provide better access to capital markets and significantly more opportunities for future growth for Global II shareholders than as a standalone company.

Key benefits to shareholders are the cost savings and synergies, and are expected to be realized in the first year, post merger. We expect to realize approximately $6 million in cost savings synergies in 2017, which is inclusive of approximately a $4 million reduction in recurring asset management fees and advisor reimbursements.

At the close of the transaction, the GNL board will move to five directors, adding one Global II director, and moving to four the number of independent directors on the board.

Turning to page four, as announced the merger will be a 100% stock transaction with a fixed exchange ratio of 2.27 shares of GNL for each share owned of Global II stock. The transaction provides immediate liquidity for shareholders of Global II as GNL is listed on the New York Stock Exchange and there is no lockup period for the shares.

GNL currently pays an annual dividend of $0.71 per share and based upon the fixed exchange ratio, Global II shareholders will be receiving $1.61 per share.

This transaction requires shareholder approval and separate shareholder votes for both GNL and Global ll. Again, we anticipate the transaction closing by year-end.

On page 5, you can see the combined company’s pro forma portfolio metrics. Based on June 30th numbers, the company will be made up of 345 properties with 99 tenants, 23 million square feet in 7 different countries with an average 10.4 years remaining lease term and 100% occupancy. The top ten tenant concentration will move from 38% to roughly 36% based on straight line rental income, 70% investment grade or implied investment grade tenants, and an average interest rate of 3.1%. With essentially every portfolio metric improved, this page clearly illustrates that Global ll shareholders will own, post-merger, shares of a premier globally focused net lease company.

Page 6 shows the diversification benefits shareholders will experience as part of the combined company, illustrating the considerably broader portfolio that will be more diverse across geography and industry. Approximately 70% of the combined company’s tenant’s will be investment grade rated or implied investment grade rating.

Page 7 shows the aforementioned diversification across top ten tenants in the portfolio and highlights the long lease duration and limited rollover in the portfolio. At an average lease term of 10.4 years, roughly only 3% of leases will roll through 2021.

Turning to page 8, you can get a sense of where the combined company will be compared to its public peers. Global II shareholders will realize the economies of scale and lower cost of capital benefits as previously mentioned, while also receiving a very attractive dividend yield.

A similar comparison is on page 9, where we compare the combined company to a subset of peers with international focuses. As you can see, the proposed merged company stacks up to the peers well, with more diversified rental exposure, longer weighted average lease term, strong credit from investment grade tenants and a very attractive dividend yield as compared to the peer group.

On page 10, you can see the significant costs savings to Global II shareholders expected to be realized by the combined company. The combined company is expected to save $6 million in fees and expenses in the first year, including asset management fees and G&A synergies that closely aligns management and shareholders. $4 million of this results from the reduction, or elimination of fees, and expense reimbursements to the advisor. Further, the advisor receives no promote or incentive as a result of this merger.

GNL also currently has lending agreements in place that allow access to lower cost debt. Global II shareholders will benefit from GNL’s multi-facetted hedging program. GNL monitors currency risk closely and has full access to put full hedges in place and will continue its comprehensive hedging program to mitigate currency risk on the portfolio cash flows, and value of the properties. There are significant synergies as a result of the new expense structure, including reduced fees, and the scale provided from this transaction.

Now taking a look at the timeline of this deal, the proxy went effective November 8th, and we are asking shareholders to vote between November 9th and December 19th. It is important that we receive those votes before our shareholder meeting which is scheduled for December 20th. The shareholder meeting will occur on December 20 and we expect to close the transaction by the end of the year.

I do want to note that Tim Salvemini, Chief Financial Officer, is here to answer your financial questions along with a member of our Operations management team to field your operational questions.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.GLOBALNETLEASE.COM OR AT WWW.ARCGLOBALTRUST2.COM.

[Q and A Session to take place.]